DRIFTER

2019

Drifter Spirits

Unique spirits for the modern bar.

DRIFTER

Our mission is simple:

We scour the world for historically relevant, uniquely crafted products for the modern bar.

Our story

It has been an honor to join the bar community in the journey with Avuá Cachaça starting in 2012 with a chance encounter with Sasha Petraske in a coffee shop in NYC. Since then, Nate and I have separately been to 100's of different cities and dozens of countries on foot with backpacks, on trains, in rental cars, and in late night airports to share our passion for cachaça, and Avuá, with the world.

In the process, we have been inspired by and made friends with bartenders, managers and owners from all around the world that have kept our passion alive through the late nights and early mornings. We have grown to a team of nine people around the world dedicated to growing this niche category, many of whom you have worked with.

Now we are excited to announce the next phase of the mission: Drifter. Inspired by our vagabond life, we will add to Avuá a group of niche products and continue to build out a team to educate on a range of amazing products across the United States and Western Europe.

Our brands will be niche spirits focused on the bartender that we discovered or developed in our travels.

Pete & the Drifter Team

DRIFTER



Unique spirits beloved by the cocktail community


Svöl
avuá
Gagliardo

DRIFTER

The US Spirits Market is Rapidly Evolving

- Massive market of $189B US total liquor that is largely recession proof
- Overall still growing – up 5.1% in 2018, ninth straight year of growth up $1.3B
- Dominated by large players with difficulty adapting in the world of craft spirits leaving opening for more agile players
- The U.S. craft spirits market volume (cases) reached nearly 7.2m cases in retail sales in 2017, growing at an annual growth rate of 23.7%. In value terms, the market reached $3.7 billion in sales, growing at an annual growth rate of 29.9%.


Craft Spirits Market Share of Total
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
+30% CAGR
1.40%
4.60%
2012
2017

DRIFTER

Spirits landscape ripe for innovation

Craft is booming with room to grow

Spirits are following beer with breakout innovation challenging traditional brands – Craft beer has 14%+ share of total beer category



DRIFTER

Spirits landscape ripe for innovation

But routes to market for craft brands are challenged

Distributors have massive power and limit market access for new products

Sales & marketing expenses drag launch efficiency



DRIFTER

Spirits landscape ripe for innovation

Drifter owns an efficient route to on premise market

We work with some of the largest distributors in the country with unique craft channel access

We have deep relationships at opinion leading on premise accounts



CACHAÇA
AMBURANA

DRIFTER

There is lots of opportunity in niche, craft importing with few players


NICHE
HAUS ALPENZ
DRIFTER
VALUE
CRAFT
CNIBRANDS
BACK BAR PROJECT
SAMSON & SURREY
WILLIAM GRANT & SONS
MAISON FERRAND
Pernod Ricard
BACARDI
DIAGEO
MASS

Our team & model

GREAT BRANDS



avuá
CACHAÇA
PRATA
Svöl
AQUAVIT
Gagliardo
BITTER RADICALE

EFFICIENT SALES

Sales reps & brokers placed in high volume & visibility metros



Partnerships with large, powerful distributors with a craft focus

EST. 1888

REPUBLIC NATIONAL DISTRIBUTING COMPANY

BREAKTHRU BEVERAGE GROUP

EMPIRE MERCHANTS

KEY ACCOUNTS

NoMad

SOHO HOUSE

Death & Co

MGM RESORTS INTERNATIONAL™

DRIFTER

Strategic partners with massive distribution network focused on craft


HI

DISTRIBUTOR	# STATES
BREAKTHRU	8
RNDC / YOUNGS	5
CONTROL	12
OTHER	
AR – DE NUX	
CT – WORLDWIDE	
GA / WA - PRIME	
IN - CARROLL	
KS / MO - VINTEGTRITY	
KY – RIVER CITY	
LA – WINES UNLIMITED	
MA / RI– MS WALKER	
MN – SOUTHERN	
NJ – ALLIED	
NY - EMPIRE	

Our current brands and more to come…


avuá
CACHAÇA
AMBURANA
avuá
CACHAÇA
PRATA
avuá
CACHAÇA
JEQUITIBA ROSA


Svöl
AQUAVIT
Svöl
AQUAVIT


TRIPLE SEC
RADICALE
BITTER
RADICALE
BITTER
RADICALE
Gagliardo
BITTER RADICALE
Gagliardo
FERNET RADICALE

Coming March 2020

DRIFTER

Avuá Cachaça is the market leader in craft in the US

- $1.3MM revenue in 2019, 11,000 4.5L cases
- Distributed in 42 US states, Canada, UK, German, Italy & Brazil
- Market leader in the craft segment of cachaça with the highest penetration of top cocktail bar placements in leading markets like NY, CA, IL, and FL
- Gross margins of 55% driven by large business in the aged segment (approx. 50% of total business)
- 500+ million media impressions in the history of the brand including Wall Street Journal, NBC television, and many more.


Unaged
avuá
CACHAÇA


Native Wood Aged
avuá
CACHAÇA
BÁLSAMO
OAK
AMBURANA
JEQUITIBA ROSA
TAPINHOA



Svöl launch year is a huge success

Svöl
AQUAVIT

- Launched 2 initial products (Danish- and Swedish-Styles) May 2019
- $153K revenue in 2019 (67% over goal), 1,300 4.5L cases
- Distributed in 20 US states, Canada, UK, and Germany
- Strong sell-through demand: 65% of 2019 sales are re-order
- 116 million media impressions in publications including The New York Times, Imbibe, and The Daily Beast.
- On menu at opinion leading cocktail bars in NYC, LA and SF including: Nomad, MGM, Maison Premiere, & the Hoxton.


Danish-Style
Svöl
AQUAVIT


Swedish-Style
Svöl
AQUAVIT



Introducing the Gagliardo Liqueur Range

Gagliardo®
BITTER RADICALE

- A 5th Generation grappa distiller who re-discovered old family recipes
- A Campari fighter in the Bitter Radicale with a long and strong bitter taste and aftertaste using the least sugar quantity as possible.
- Italian Orange liqueur is the only of its kind in the market
- Fernet Radicale which is a lighter more round version of the style
- Planned launch in Q2 of 2020 in key markets in the US – already approved by our two biggest distributors for launch.


Bitter Radicale
Gagliardo


Fernet Radicale
Gagliardo


Orange Liqueur
Gagliardo

New projects in the pipeline



Vermouth
2020-2021



Geographically Specific Gin
2021



Agave Spirits
202s

DRIFTER

Portfolio Revenue Growth



$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
COVID IMPACT
Brand #8
Brand #7
Brand #6
Brand #5
Brand #4
Gagliardo
Svöl Aquavit
Avuá Cachaça

This slide contains forward looking revenue projections which cannot be guaranteed

DRIFTER

Efficiency & scale will dramatically improve profitability



Net Income
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
-$500,000
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Total Drifter

This slide contains forward looking revenue projections which cannot be guaranteed

Stage 1: An Efficient Sales Machine Shedding Cash

We plan to lay the groundwork for efficient, solid portfolio growth by investing in our team and distributor relationships. This foundation will allow us to layer on agency brands to drive profit and optionality in the future.

Layering on Agency Brands in Open Niche Segments



+

Adding Distributor Leverage & Building up Sales Team



=

Rapidly scaled revenues with strong EBITDA

- Niche on-premise brands increasing revenues to $10.8MM in 2025 with $2.1MM in EBITDA
- Begins spinning off cash soon with $257k in 2022 and $751k in 2023

Stage 1: Investment Target: $100,000

Objective: We are targeting a raise of $100,000

Structure: Convertible Debt with 8% PIK interest with Avuá Corporation then Non-Participating Preferred Stock with preferred Return of 12% with dividends beginning in 2022 or conversion into common stock with upside

Sources & Uses:

Category	Amount (USD)
Human Resources	$50,000
Inventory & Working Capital	$30,000
Sales Materials	$10,000
Innovation	$10,000

DRIFTER

Stage 2: Building the Innovation Machine

Once we have established the backbone of the sales system in Stage 1 we will seek a larger investment to amplify our capabilities in proprietary brand building and expand into broader categories with higher volumetric upside potential.

Deepen Proprietary Brand Building Focus



Assess
Category mapping
Full competitive assessment
Conceptual Mapping
Target demographic
Initial investment analysis & sales forecasting
Build
Develop
Component ordering
Launch
Seeding complete
Celebratory launch

+

Expansion into broader, more volumetric categories



=

Accelerating Growth + Brand ownership

- Rollup of $3m-$5m permitting growth to $14m in 2025 with $3.1m in EBITDA
- Brand ownership with brand sale upside
- Capital access permitting acquisitions

DRIFTER

Stage 2: We will roll-up the current businesses in Drifter





Avuá Corporation

Svöl, LLC

WF Spirits Trading UG

New Innovation

DRIFTER

DRIFTER

WE'D LOVE TO HEAR FROM YOU

nate@drifterspirits.com
pete@drifterspirits.com

INSTAGRAM & FACEBOOK

@drifterspirits